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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER

(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                          000-29518
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

                                                                                                              82509Q106
     For Period Ended: July 31, 1998                                                                ----------------------------

     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

SHOPPING.COM
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Full Name of Registrant

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Former Name if Applicable

2101 E. COAST HIGHWAY, GARDEN LEVEL
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Address of Principal Executive Office (Street and Number)

CORONA DEL MAR, CA  92625
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City, State and Zip Code



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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, | or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the | subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth | calendar day following the prescribed due date; and

  |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Due to unforeseen delay's in the Registrant's implementation of a new general ledger and accounting software package there was a delay in closing the Company's financial statements for the quarter ended 7/31/98, thus causing an unforeseen delay in filing Form 10-QSB with the Securities and Exchange Commission, but not beyond the five day period of relief set forth in Rule 12-b-25.

                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

          KRISTINE E. WEBSTER                                  (949)                                    718-5907
    --------------------------------------------  -------------------------------  -------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company anticipates a net loss of approximately $7,700,000 for the quarter ended July 31, 1998 whereas the net loss for July 31, 1997 was $724,737. The significant increase in net loss is due to the Company being fully operational in 1998 whereas it was a development stage company at July 31, 1997. Of the loss incurred during the quarter ended July 31, 1998, $2,750,000 was related to the issuance of below market stock options granted on June 1, 1998 which resulted in a non-cash charge to earnings. Furthermore, the Company incurred charges against earnings during the quarter ended July 31, 1998 amounting to $660,000 related to termination and buy out agreements of the Company's former Chief Executive Officer and other management.

    As of July 31, 1998 the Company had cash and cash equivalents of $1,053,331. In addition, the Company filed a registration statement on Form S-1 (the "Registration Statement") covering all of the shares of Common Stock that are issuable upon conversion of the 8% Convertible Debentures (the "Debentures") in the aggregate amount of $10,000,000 of which $2,500,000 have been issued to date. The buyers of the Debentures (the "Buyers") which have been issued are contractually obligated to purchase from the Company an additional principal amount of debentures equal to $2,500,000 after the date that the Registration Statement is declared effective (the "Effective date"). On September 14, 1998, the Company gave notice to the Buyers that the Company commits to issuing $2,500,000 of additional Debentures five (5) business days following the Effective Date, unless a different date is agreed to by the Company and the Buyers. Management of the Company believes that its current cash on hand plus the existing working capital and the commitment to issue additional Debentures in the amount of $2,500,000 will be sufficient to sustain current operations for the current fiscal quarter ending October 31, 1998. However, if the Effective Date of the Registration Statement is delayed for any reason or if the Buyers fail to purchase the additional Debentures, the Company will require additional financing promptly in order to continue operations. In addition, the Company must obtain additional financing to sustain operations for the balance of the fiscal year ending January 31, 1999. Accordingly, the Company is currently negotiating with several investors to raise additional capital. However, there can be no assurance that such capital resources will be available or, if available, that such funding will be on terms acceptable to the Company.


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                                  Shopping.Com
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 15, 1998                                                      By /s/KRISTINE WEBSTER
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.


2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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